UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. (the “Company”) on May 15, 2023: EuroDry Ltd. Reports Results for the Quarter Ended March 31, 2023.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of EuroDry commented:” and the next succeeding paragraph, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-238235) filed with the U.S. Securities and Exchange Commission on May 13, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: May 15, 2023	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd.

Reports Results for the Quarter Ended March 31, 2023

Maroussi, Athens, Greece – May 15, 2023– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three-month period ended March 31, 2023.

First Quarter 2023 Highlights:

•

Total net revenues of $11.3 million.

•

Net loss of $1.5 million or $0.55 loss per share basic and diluted, respectively.

•

 Adjusted net income1 for the quarter of $0.4 million or $0.14 earnings per share basic and diluted, respectively, before unrealized loss on derivatives.

•

Adjusted EBITDA1 was $2.4 million.

•

An average of 10.0 vessels were owned and operated during the first quarter of 2023 earning an average time charter equivalent rate of $10,674 per day. Refer to a subsequent section of the Press Release for the definition and method of calculation of time charter equivalent rate.

•

As of May 15, 2023, we had repurchased 198,731 shares of our common stock in the open market for $3.0 million, since the initiation of our repurchase plan of up to $10 million, announced in August 2022.

1Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of EuroDry commented:

“During the second half of last quarter and through mid-May 2023, drybulk earnings for Supramax and Panamax vessels have recovered from their mid-February lows to levels that are currently profitable for our fleet.  However, the market has continued to be volatile as financial and other developments influence economic trends and, thus, influence demand for raw materials. In parallel, the drybulk orderbook as a percentage of the fleet dropped below 7% after hovering for the last three years around a low level of 8% by historical standards. This persistent underbuilding of the fleet along with increased environmentally-driven regulatory requirements that will likely result in slow steaming and increased scrapping, are destined to create in the following two to three years a “supply squeeze”. It remains to be seen whether demand for raw materials will increase over the same timeframe for rates to meaningfully react.

“Our strategy remains to position our fleet and liquidity to deal with and take advantage of both the current environment and the expected developments in the markets. Most of our fleet is exposed to the market by being employed in short term or market linked contracts. At the same time, we selectively use the FFA markets to secure in the near-term rate levels for our vessels which we consider as profitable. We also continuously evaluate investment opportunities in modern vessels having built sufficient liquidity to grow organically by 20-30% if we identify accretive opportunities for our shareholders.”

Tasos Aslidis, Chief Financial Officer of EuroDry commented:

“Our net revenues for the first quarter of 2023 were lower by 38.6% as compared to the first quarter of 2022. As a result of the depressed market rates, our vessels earned 56.7% lower average time charter equivalent rates during the quarter as compared to the first quarter of 2022. This effect was slightly offset by the increased number of vessels owned and operated in the first quarter of 2023 as compared to the same period of 2022.

“Vessel operating expenses were $4.7 million for the first quarter of 2023 as compared to $4.2 million for the same period of 2022. The increase is mainly attributable to the increased number of vessels operating in the first quarter of 2023 compared to the corresponding period in 2022 as well as the higher prices for all the categories of vessel supplies paid for our vessels compared to the same period of 2022. The latter is a result of the increased global inflation rates.

“Adjusted EBITDA during the first quarter of 2023 was $2.4 million compared to $12.7 million achieved for the first quarter of last year. As of March 31, 2023, our outstanding debt (excluding the unamortized loan fees) was $66.9 million versus restricted and unrestricted cash of approximately $24.0 million.”

First Quarter 2023 Results:

For the first quarter of 2023, the Company reported total net revenues of $11.34 million representing a 37.9% decrease over total net revenues of $18.28 million during the first quarter of 2022, which was the result of the lower time charter rates our vessels earned during the first quarter of 2023 slightly offset by the increased number of vessels owned and operated in first quarter of 2023 compared to the same period of last year and the voyage charter revenue recognized in respect of one of our vessels while employed under a voyage charter. The Company reported net loss for the period of $1.54 million, as compared to a net income of $10.49 million for the same period of 2022.

Voyage expenses, net for the first quarter of 2023 were $2.44 million and mainly relate to expenses incurred by one of our vessels while employed under a voyage charter. For the first quarter of 2022, a gain on bunkers resulted in positive voyage expenses of $1.00 million. Depreciation expense for the first quarter of 2023 was $2.53 million compared to $2.46 million for the same period of 2022 as a result of the higher number of vessels owned and operated in the first quarter of 2023.

Vessel operating expenses increased to $4.69 million for the first quarter of 2023 from $4.23 million in the same period of 2022, mainly due to the higher number of vessels owned and operated as well as due to inflationary increases.

Management fees for the period were $0.77 million compared to $0.70 million for the same period of 2022, again due to the increased number of vessels owned and operated in the first quarter of 2023, as well as due to the adjustment for inflation in the daily vessel management fee, effective from January 1, 2023, increasing it from 720 Euros to 775 Euros, partly offset by the favorable movement of the euro/dollar exchange rate.

Similarly, general and administrative expenses were $0.80 million compared to $0.75 million, respectively, for the first quarter of 2023 as compared to the same period of last year. This increase in mainly due to the increased cost of our share-based compensation in the first quarter of 2023 compared to the same period of last year.

In the first quarter of 2023 one of our vessels was drydocked in order to pass her intermediate survey, which was completed in the second quarter of 2023. The above drydocking expenses amounted to $0.51 million during the first quarter of 2023. In the corresponding period of 2022, one of our vessels was drydocked in order to pass her special survey for a total cost of $0.90 million.

Interest and other financing costs for the first quarter of 2023 increased to $1.47 million as compared to $0.65 million for the same period of 2022. Interest expense during the first quarter of 2023 was higher due to the increased benchmark rates of our loans during the period as compared to the same period of last year.

For the three months ended March 31, 2023, the Company recognized a $1.99 million unrealized loss and a $1.81 million realized gain on four interest rate swaps, three of which were terminated early in the first quarter of 2023, as well as a $0.04 million unrealized gain and a $0.24 million realized gain on forward freight agreement contracts, as compared to a $0.90 million gain on derivatives for the same period of 2022, comprised of an unrealized gain of $1.00 million and a realized loss of $0.10 million on four interest rate swaps.

On average, 10.00 vessels were owned and operated during the first quarter of 2023 earning an average time charter equivalent rate of $10,674 per day compared to 9.54 vessels in the same period of 2022 earning on average $24,636 per day.

Adjusted EBITDA for the first quarter of 2023 was $2.36 million compared to $12.71 million achieved during the first quarter of 2022.

Basic and diluted loss per share for the first quarter of 2023 was $0.55, calculated on 2,803,049 basic and diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $3.69 and $3.64 for the first quarter of 2022, calculated on 2,847,091 basic and 2,879,436 diluted weighted average number of shares outstanding.

Excluding the effect on the earnings for the quarter of the unrealized (gain) / loss on derivatives, the adjusted earnings for the quarter ended March 31, 2023 would have been $0.14 per share basic and diluted, compared to adjusted earnings of $3.34 and $3.30 per share basic and diluted, respectively for the quarter ended March 31, 2022. Usually, security analysts do not include the above item in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Mar-25	Hire 105.5% of the Average Baltic Kamsarmax P5TC(**) index
XENIA	Kamsarmax	82,000	2016	TC until Mar-24	Hire 105.5% of the Average Baltic Kamsarmax P5TC(**) index
ALEXANDROS P.	Ultramax	63,500	2017	TC until Jul-23	$16,250
GOOD HEART	Ultramax	62,996	2014	TC until Jun-23(***)	$29,000(***)
MOLYVOS LUCK	Supramax	57,924	2014	TC until May-23	$12,000
EIRINI P	Panamax	76,466	2004	TC until Oct-23	$15,750
SANTA CRUZ	Panamax	76,440	2005	TC until Jun-23	$10,400
STARLIGHT	Panamax	75,845	2004	TC until May-23	$11,000
TASOS	Panamax	75,100	2000	TC until Jul-23	$12,700
BLESSED LUCK	Panamax	76,704	2004	TC until Jan-24	$15,800
Total Dry Bulk Vessels	10	728,975

Note:

(*)

TC denotes time charter. Charter duration indicates the earliest redelivery date.

(**)

The average Baltic Kamsarmax P5TC Index is an index based on five Panamax time charter routes.

(***)

Vessel has missed her lay/can period due to US Coast Guard detention at Corpus Christi. Charterer has not yet declared whether it will cancel the charter.

        Summary Fleet Data:

	Three months, ended March 31, 2022	Three months, ended March 31, 2023
FLEET DATA
Average number of vessels (1)	9.54	10.00
Calendar days for fleet (2)	859.0	900.0
Scheduled off-hire days incl. laid-up (3)	27.0	6.0
Available days for fleet (4) = (2) - (3)	832.0	894.0
Commercial off-hire days (5)	0.0	2.2
Operational off-hire days (6)	3.0	2.5
Voyage days for fleet (7) = (4) - (5) - (6)	829.0	889.3
Fleet utilization (8) = (7) / (4)	99.6%	99.5%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	99.8%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.6%	99.7%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	24,636	10,674
Vessel operating expenses excl. drydocking expenses (12)	5,737	6,065
General and administrative expenses (13)	873	888
Total vessel operating expenses (14)	6,610	6,953
Drydocking expenses (15)	1,050	564

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned by us including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

 (3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

 (4) Available days. We define available days as the total number of Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

 (5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

 (6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees are calculated by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, May 15, 2023 at 10:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “EuroDry” to the operator and/or conference ID 13738854.

Click here for additional participant Toll Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio webcast - Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available on the Company’s website. To listen to the archived audio file, visit our website http://www.eurodry.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation for the first quarter ended March 31, 2023 will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended March 31,	Three Months Ended March 31,
	2022	2023

Revenues
Time charter revenue	19,421,722	9,317,850
Voyage charter revenue	-	2,609,775
Commissions	(1,143,022)	(585,657)
Net revenues	18,278,700	11,341,968

Operating expenses / (income)
Voyage expenses, net	(1,001,826)	2,435,123
Vessel operating expenses	4,228,791	4,690,685
Drydocking expenses	902,209	507,827
Vessel depreciation	2,458,246	2,534,469
Related party management fees	699,075	767,455
General and administrative expenses	749,679	799,549
Total operating expenses, net	8,036,174	11,735,108

Operating income / (loss)	10,242,526	(393,140)

Other income / (expenses)
Interest and other financing costs	(648,318)	(1,466,919)
Gain on derivatives, net	895,669	100,974
Foreign exchange gain / (loss)	4,885	(13,464)
Interest income	171	232,209
Other income / (expenses), net	252,407	(1,147,200)
Net income / (loss)	10,494,933	(1,540,340)
Earnings / (loss) per share, basic	3.69	(0.55)
Weighted average number of shares, basic	2,847,091	2,803,049
Earnings / (loss) per share, diluted	3.64	(0.55)
Weighted average number of shares, diluted	2,879,436	2,803,049

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2022	March 31, 2023

ASSETS
Current Assets:
Cash and cash equivalents	34,042,150	20,364,410
Trade accounts receivable, net	7,147,833	6,130,132
Other receivables	346,066	1,988,366
Inventories	1,057,652	2,061,744
Restricted cash	1,195,863	1,829,692
Due from related companies	2,416,180	-
Prepaid expenses	249,024	305,175
Derivatives	1,437,398	290,924
Total current assets	47,892,166	32,970,443

Fixed assets:
Vessels, net	149,022,023	146,541,270
Long-term assets:
Derivatives	705,970	-
Restricted cash	1,885,000	1,785,000
Total assets	199,505,159	181,296,713

LIABILITIES, AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term bank loans, current portion	22,858,087	10,317,900
Trade accounts payable	2,989,431	1,680,701
Accrued expenses	1,004,719	982,661
Deferred revenue	351,636	510,007
Due to related companies	-	36,839
Total current liabilities	27,203,873	13,528,108

Long-term liabilities:
Long term bank loans, net of current portion	58,360,169	56,018,193
Derivatives	-	92,860
Total liabilities	85,564,042	69,639,161

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,902,620 and 2,844,190 issued and outstanding, respectively)	29,026	28,442
Additional paid-in capital	69,438,938	68,696,297
Retained earnings	44,473,153	42,932,813
Total shareholders' equity	113,941,117	111,657,552
Total liabilities and shareholders' equity	199,505,159	181,296,713

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months Ended March 31,	Three Months Ended March 31,
	2022	2023

Cash flows from operating activities:
Net income / (loss)	10,494,933	(1,540,340)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Vessel depreciation	2,458,246	2,534,469
Amortization and write off of deferred charges	47,568	52,838
Share-based compensation	181,680	256,897
Unrealized (gain) / loss on derivatives	(998,189)	1,945,304
Changes in operating assets and liabilities	(2,091,080)	(398,374)
Net cash provided by operating activities	10,093,158	2,850,794

Cash flows from investing activities:
Cash paid for vessel acquisition	(21,214,125)	-
Cash paid for vessel sale expenses	-	(15,274)
Cash paid for vessels capitalized expenses	(446,701)	(44,309)
Net cash used in investing activities	(21,660,826)	(59,583)

Cash flows from financing activities:
Offering expenses paid	(12,427)	-
Cash paid for share repurchases	-	(1,000,122)
Repayment of long-term debt	(3,785,000)	(14,935,000)
Net cash used in financing activities	(3,797,427)	(15,935,122)

Net decrease in cash, cash equivalents and restricted cash	(15,365,095)	(13,143,911)
Cash, cash equivalents and restricted cash at beginning of period	29,527,366	37,123,013
Cash, cash equivalents and restricted cash at end of period	14,162,271	23,979,102

Cash breakdown

Cash and cash equivalents	11,386,197	20,364,410
Restricted cash, current	456,074	1,829,692
Restricted cash, long term	2,320,000	1,785,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	14,162,271	23,979,102

EuroDry Ltd.

Reconciliation of Net income / (loss) to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2022	Three Months Ended March 31, 2023
Net income / (loss)	10,494,933	(1,540,340)
Interest and other financing costs, net (incl. interest income)	648,147	1,234,710
Vessel depreciation	2,458,246	2,534,469
Unrealized gain on Forward Freight Agreement derivatives	-	(42,195)
(Gain) / loss on interest rate swap derivatives	(895,669)	177,598
Adjusted EBITDA	12,705,657	2,364,242

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net income / (loss) before interest, income taxes, depreciation, unrealized gain on Forward Freight Agreements (“FFAs”) and (gain) / loss on interest rate swap derivatives. Adjusted EBITDA does not represent and should not be considered as an alternative to net income / (loss), as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, unrealized gain on FFAs, (gain) / loss on interest rate swap derivatives and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net income / (loss) to Adjusted net income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended March 31, 2022	Three Months Ended March 31, 2023
Net income / (loss)	10,494,933	(1,540,340)
Unrealized (gain) / loss on derivatives	(998,189)	1,945,305
Adjusted net income	9,496,744	404,965
Adjusted earnings per share, basic	3.34	0.14
Weighted average number of shares, basic	2,847,091	2,803,049
Adjusted earnings per share, diluted	3.30	0.14
Weighted average number of shares, diluted	2,879,436	2,803,049

Adjusted net income and Adjusted earnings per share Reconciliation:

EuroDry Ltd. considers Adjusted net income to represent net income / (loss) before unrealized (gain) / loss on derivatives, which includes FFAs and interest rate swaps. Adjusted net income and Adjusted earnings per share is included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized (gain) / loss on derivatives, which may significantly affect results of operations between periods. Adjusted net income and Adjusted earnings per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP. The Company's definition of Adjusted net income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters.

The Company has a fleet of 10 vessels, including 5 Panamax drybulk carriers, 2 Ultramax drybulk carriers, 2 Kamsarmax drybulk carriers and 1 Supramax drybulk carrier. EuroDry’s 10 drybulk carriers have a total cargo capacity of 728,975 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com

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